EXHIBIT B

(Financial Statements of Kiddie, Inc.)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT



Larry Serur, CPA., P.A.

7495 W. Atlantic Avenue #200
Delray Beach, FL 33446
Ph. #: 954-478-5531
Fax #: 954-374-7281
Email: larry@larryserurcpa.com

December 31, 2020

To the Shareholders and Board of Directors of Kiddie Inc., KiddieRx.com

We are an independent public accounting firm licensed to practice accounting in the state of Florida. (license #ac42195).

We have reviewed the attached financial statements of Kiddie Inc dated Nov 19, 2020 and in our opinion they present fairly the financial condition of Kiddie Inc on Nov 19, 2020, and were prepared on accordance with US generally accepted accounting principles and practices.

Our responsibility has been only to express the above opinion on the financial statements of Kiddie Inc. Said financials were prepared by and are solely the responsibility of management.

Larry Ser CPA

Kiddie, Inc.
BALANCE SHEET
(UNAUDITED)

	December 31, 2020
OPERATIONS	
Income (Loss)	102,075
Adjustment to reconcile Income (loss):	
General Operating Expenses	(72,075)
Net cash provided by Operating Activities	(72,075)
INVESTING ACTIVITIES	
Cash receipts from	
Sale of Investment Securities	0
Cash paid for	0
Purchase of Property and Equipment	0
Making Loans to other entities	0
Purchase of Property and Equipment	0
Net Cash Flow from Investing Activities	0
FINANCING ACTIVITIES	
Cash receipts from	0
Issuance of Stock	72,600
Borrowing	0
Cash paid for	0
Repurchase of Stock	0
Repayment of Loans	0
Net Cash Flow from Financing Activities	72,600
Net Increase in Cash	525
Cash at beginning of period	0
Cash at end of period	**525**

See Accompanying Notes to the Financial Statements

Kiddie, Inc.
Income Statement
(UNAUDITED)

	December 31, 2020
Gross Revenues	0
Physician Network Costs	
Other Costs	0
Gross Profit	0
Ordinary Income/Expense	
Expense	
General and Administrative	21,500
Wages and Benefits	0
Marketing Development	50,500
Professional Fees (Legal)	30,000
Rent	0
Office Supplies	40
Bank Fees	35
Web Hosting and domains	0
Technology Development	0
Total Expense	102,075
Other Income/Expense	0
Total Expense	**102,075**
Net Income Before Taxes	(102,075)
Income Tax Expense	0
Net Income After Taxes	**(102,075)**

See Accompanying Notes to the Financial Statements

Kiddie, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
AS OF DECEMBER 31, 2020
 (UNAUDITED)

	Common Stock		Paid-in	Retained		Profit		Total
	Shares	Amount*	Capital	Earnings		(Loss)		Equity
Balance, December 31, 2020	60,000,000	$ 0	$ 72,600	$ -		$ (102,075)		$ (29,475)
Net Profit (Loss)						0		0
Balance, November 19, 2020	60,000,000	$ 0	$ 72,600	$ 0		$ (102,075)		$ (29,475)
*No par value per share								
See Accompanying Notes to the Financial Statements								

Kiddie, Inc.
Statement of Cash Flows
(UNAUDITED)

	December 31, 2020
OPERATIONS	
Income (Loss)	102,075
Adjustment to reconcile Income (loss):	
General Operating Expenses	(72,075)
Net cash provided by Operating Activities	(72,075)
INVESTING ACTIVITIES	
Cash receipts from	
Sale of Investment Securities	0
Cash paid for	0
Purchase of Property and Equipment	0
Making Loans to other entities	0
Purchase of Property and Equipment	0
Net Cash Flow from Investing Activities	0
FINANCING ACTIVITIES	
Cash receipts from	0
Issuance of Stock	72,600
Borrowing	0
Cash paid for	0
Repurchase of Stock	0
Repayment of Loans	0
Net Cash Flow from Financing Activities	72,600
Net Increase in Cash	525
Cash at beginning of period	0
Cash at end of period	**525**

See Accompanying Notes to the Financial Statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS

NATURE OF OPERATIONS

Kiddie Inc., (The Company"), is a company incorporated in the State of Florida on August 6, 2020. The Company's fiscal year end is December 31. The Company has operated continually as Kiddie, Inc. since this date of incorporation, and is in in start-up phase, having been organized for less than 6 months.

The Company intends to conduct business is in the U.S. healthcare industry, wherein it will specialize in the delivery of telemedicine services, and the sale of healthcare related products within the pediatric market segment. Sales will be made, and services delivered, via an online application utilizable by smartphone or computer.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Financial Reporting Release No. 60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies" ("FRR60") issued by the SEC, suggests companies provide additional disclosure and commentary on those accounting policies considered most critical. FRR 60 considers an accounting policy to be critical if it is important to Symmetry's financial condition and results of operations, and requires significant judgment and estimates on the part of management in its application. For a summary of our significant accounting policies, including the critical accounting policies discussed below, see the following notes.

The preparation of our financial statements in conformity with accounting principles Generally Accepted in the United States of America ("GAAP") requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of expenses during the reporting period.

On an ongoing basis, the Company evaluates its estimates, which are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of these evaluations forms the basis for making judgments about the carrying values of assets and liabilities and the reported amount of expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

NEW ACCOUNTING PRONOUNCEMENTS

None that is applicable through December 31, 2020 to company operations.

ISSUANCE OF SHARES FOR SERVICES

Valuation of shares for services and other acquired assets were based on the fair market value of services received. For the twelve months ended December 31, 2020, no restricted shares of common stock were issued for services to the Company.

NOTE 2 - BASIS OF PRESENTATION

The accompanying financial statements present financial results on the accrual basis of accounting as required under the United States generally accepted accounting principles. All amounts are presented in United States Dollars.

The financial statements included herein have not been audited by an independent registered public accounting firm but, include all adjustments (including normal, recurring entries) which are, in the opinion of management, necessary for a fair presentation of the results for such periods.

NOTE 3 - DEBT TRANSACTIONS

None.

NOTE 4 - NON-CASH TRANSACTIONS

During the period from January 1, 2020 through December 31, 2020, the Company raised $72,600 through the issuance of restricted common stock.

NOTE 5 - REVENUE RECOGNITION

Revenue is recognized in accordance with the guidance of FASB ASC 605-10-25, which is when the revenue is realized or realizable, and when revenue is earned. Revenue is considered earned when any services to be rendered by the Company are substantially completed. The Company had no Revenue for the period ending December 31, 2020.

NOTE 5 - GOING CONCERN

The accompanying financial statements were prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and liabilities and commitments in the normal course of business.

However, as of the date of this report, the Company remains in the development stage and has earned no revenues since inception. It has only generated to date a net operating loss of $102,075 representing the expenditure of paid-in capital on start-up expenses, and an accrual of formative legal expenses. As a result, as of December 31, 2020, the Company is in a negative working capital position and has an accumulated shareholder deficit. These factors raise doubt about the Company's ability to continue as a going concern.

The financial statements as presented do not include any adjustments relating to the recoverability of the carrying amount of the recorded assets or the amount of liabilities that might result from the outcome of this uncertainty. The accompanying financial statements do not reflect any adjustments that might result if the Company is unable to continue as a going concern.

The Company's ability to continue as a going concern and the appropriateness of its being able to continue to use a going concern basis of accounting is dependent upon, among other things, additional cash infusions.

Management may raise additional capital through stock or debt offerings in order to grow the business.

However, there can be no assurance that the Company over time will be able to raise sufficient capital to fully implement its business plan.

NOTE 6 – MANAGEMENT DISCUSSION OF OPERATIONS

The Company's intends to enter the telemedicine healthcare market in the U.S. in 2021. Since the Company's inception in August of 2020, activities have been focused on business startup and the formation of initial capital and strategic partnerships beneficial to the long-term objectives of the Company.

To date, the funding of expenses has been through the expenditure of cash received as paid-in capital from initial shareholders who received restricted common stock for their investment.

Going forward, the Company is embarking on various equity fund raising mechanisms in order to raise sufficient capital to fund its development of its proprietary online application and integrated e-commerce functions.